

April 12, 2013

Via E-mail
Mr. Kevin P. March
Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Texas Instruments Incorporated
12500 TI Boulevard, P.O. Box 660199
Dallas, Texas 75266-0199

> **Re: Texas Instruments Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-3761**

Dear Mr. March:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Exhibit 13

Liquidity and capital resources, page 50

1.   We note from page 18 that at December 31, 2012, you hold a cumulative total of $5.5 billion of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely and which are invested "primarily" in tangible assets. We also note that your property, plant and equipment held outside the U.S. approximated $2.0 billion at that date while overall inventory, both U.S and non-U.S., totaled $1.8 billion. As we also note that cash and cash equivalents and short-term investments totaled $4.0 billion at that date, please tell us the amount of cash and equivalents as well as liquid investments

held by your foreign subsidiaries at December 31, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

2.   Further, as we note from page 36 that a significant portion of your operations and your property, plant and equipment are in the U.S., please discuss for us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to repatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

3.   We note there appears to be a changing relationship between domestic and foreign revenues, income before income taxes, and your effective income tax rates. For example, we note from your disclosures on page 36 that though foreign revenues have remained consistent from 2010 through 2012 at approximately 88% of total revenues, foreign income before income taxes as disclosed on page 17 has increased significantly, from 17% in 2010 to 83% in 2012. We also note that the non-U.S. effective tax rates have had a greater impact on your statutory tax rate reconciliation and that foreign income taxes represent a significantly larger portion of total income taxes in 2012 compared to prior years. In future filings, please explain how income tax planning has historically impacted or is reasonably likely to impact future results of operations or financial position. Your discussion should explain in separate detail the foreign effective income tax rates and their importance in understanding your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief